                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                 --------------

                                  SCHEDULE 13D
                                 (Rule 13d-101)

                 INFORMATION TO BE INCLUDED IN STATEMENTS FILED
                    PURSUANT TO RULE 13d-1(a) AND AMENDMENTS
                     THERETO FILED PURSUANT TO RULE 13d-2(a)

                                 AUTOBYTEL, INC.
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                                (Name of issuer)

                     COMMON STOCK, $.001 PAR VALUE PER SHARE
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                         (Title of class of securities)

                                   05275N10600
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                                 (CUSIP number)

                              Steven Wolosky, Esq.
               OLSHAN GRUNDMAN FROME ROSENZWEIG & WOLOSKY LLP
                                 505 Park Avenue
                            New York, New York 10022
                                 (212) 753-7200
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                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                  July 11, 2002
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             (Date of event which requires filing of this statement)

            If the filing  person has  previously  filed a statement on Schedule
13G to report the  acquisition  that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e),  13d-1(f) or 13d-1(g),  check the following box / /.

            Note.  The  Schedules  filed in paper format shall  include a signed original  and five copies of the  schedule,  including  all  exhibits.  See Rule
13d-7(b) for other parties to whom copies are to be sent.

                         (Continued on following pages)

                               (Page 1 of 7 Pages)

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CUSIP No. 05275N10600                     13D                 Page 2 of 7 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
                                   MLF INVESTMENTS, INC.
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     AF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
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     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     DELAWARE
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  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
 REPORTING
PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,217,014 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10          SHARED DISPOSITIVE POWER

                                2,580,514 shares
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     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
               PERSON

                      2,580,514 shares
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     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
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     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      8.3%
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     14        TYPE OF REPORTING PERSON*

                      OO
================================================================================

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CUSIP No. 05275N10600                     13D                 Page 3 of 7 Pages
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================================================================================
     1         NAME OF REPORTING PERSONS
               I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

                                      MATTHEW FESHBACH
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     2         CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                         (b) / /
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     3         SEC USE ONLY

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     4         SOURCE OF FUNDS*
                     AF
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     5         CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
               PURSUANT TO ITEM 2(d) OR 2(e)                                 / /
--------------------------------------------------------------------------------
     6         CITIZENSHIP OR PLACE OF ORGANIZATION

                     USA
--------------------------------------------------------------------------------
  NUMBER OF        7      SOLE VOTING POWER
   SHARES
BENEFICIALLY                    0 shares
OWNED BY EACH
  REPORTING
 PERSON WITH
               -----------------------------------------------------------------
                   8      SHARED VOTING POWER

                                2,217,014 shares
               -----------------------------------------------------------------
                   9      SOLE DISPOSITIVE POWER

                                0 shares
               -----------------------------------------------------------------
                  10      SHARED DISPOSITIVE POWER

                                2,580,514 shares
--------------------------------------------------------------------------------
     11        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

                      2,580,514 shares
--------------------------------------------------------------------------------
     12        CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
               CERTAIN SHARES*                                               / /
--------------------------------------------------------------------------------
     13        PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

                      8.3%
--------------------------------------------------------------------------------
     14        TYPE OF REPORTING PERSON*

                      IN
================================================================================

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CUSIP No. 05275N10600                     13D                  Page 4 of 7 Pages
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            The following  constitutes  Amendment  No. 1 ("Amendment  No. 1") to
Schedule 13D, as amended to date, filed by the undersigned (the "Schedule 13D").
Except as specifically amended by this Amendment No. 1, the Schedule 13D remains in full force and effect.

            Item 3 is amended in its entirety to read as follows:

Item 3. Source and Amount of Funds or Other Consideration.

            As of the  date of this  Schedule  13D,  each of MLFI  and  Feshbach
(together,  the "Reporting Persons") may be deemed to beneficially own 2,580,514 shares of Common  Stock.  The shares of Common Stock are either held in the name of a  private  investment  limited  partnership,  of which  MLFI is the  general partner, or in the name of an account managed by such private investment limited partnership.  Mr.  Feshbach is the  managing  member of MLFI.  The funds used to purchase  such  shares of Common  Stock  came from the  respective  funds of the private investment limited  partnership and the managed account.  Such shares of
Common Stock were accumulated  through purchases made on the open market between
August  30,  2001 and July 11,  2002 at an average  purchase  price of $1.49 per
share  of  Common  Stock,   representing  an  aggregate  cost  of  approximately
$3,840,557.78. No part of the funds or other consideration used to purchase such shares of Common  Stock was  borrowed or  otherwise  obtained for the purpose of acquiring, holding, trading, or voting the shares of Common Stock.

            Item 4 is amended to include the following as the first paragraph:

Item 4. Purpose of the Transaction.

            None of the Reporting Persons has any present plan or proposal which would relate to or result in any of the matters set forth in subparagraphs (a) -
(j) of Item 4 of Schedule  13D except as set forth herein or such as would occur upon  completion of any of the actions  discussed  below.  Each of the Reporting
Persons intends to review its investment in the Company on a continuing basis.

            Item 5 is amended in its entirety to read as follows:

Item 5.Interests in Securities in the Issuer.

            (a) As of the  date  of this  Schedule  13D,  each of the  Reporting
Persons may be deemed to be the beneficial  owner of 2,580,514  shares of Common
Stock, constituting 8.3% of the 31,137,099 shares of Common Stock outstanding as of April 30, 2002 (as  reported in the  Company's  report for the quarter  ended
March 31, 2002 on Form 10-Q).

            (b) Each of the  Reporting  Persons  shares  the power to vote or to direct the vote of 2,217,014  shares of Common  Stock,  or 7.1% of the shares of
Common Stock  outstanding.  Each of the  Reporting  Persons  shares the power to dispose of or to direct the disposition of 2,580,514  shares of Common Stock, or
8.3% of the shares of Common Stock outstanding.

            (c) The table below lists the  transactions  effected by each of the
Reporting  Persons during the 60 days prior to the date of this filing.  All the transactions were effected through open market purchases.

            Date                    Buy/Sale    Quantity      Price per Share

            July 11, 2002           Buy         222,136       $2.0000

            (d) None

            (e) Not Applicable.

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CUSIP No. 05275N10600                     13D                  Page 5 of 7 Pages
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            Item 6 is amended in its entirety to read as follows:

    Item  6.  Contracts,  Arrangements,  Understandings  or  Relationships  with
    Respect to Securities of the Issuer.

            MLF Partners,  L.P., a Delaware limited partnership of which MLFI is the general  partner,  entered  into a  management  agreement  with the record holder of 363,500  shares of Common  Stock  reported  herein.  The  management agreement  provides that MLF Partners,  L.P. has the right to make  investment decisions  with respect to such shares,  including,  but not limited to, their disposition.

            Item 7 is amended in its entirety to read as follows:

Item 7. Material to Be Filed as Exhibits.

            Exhibit No. 1 - Agreement to File Joint Schedule 13D.

             [The remainder of this page was purposely left blank.]

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CUSIP No. 05275N10600                     13D                 Page 6 of 7 Pages
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                                   SIGNATURES

            After  reasonable  inquiry  and to the  best  of his  knowledge  and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: As of July 17, 2002                           MLF INVESTMENTS, INC

                                                By: /s/Matthew Feshbach
                                                    ---------------------------
                                                    Name:  Matthew Feshbach
                                                    Title: Managing Member

                                                /s/Matthew Feshbach
                                                -------------------------------
                                                Matthew Feshbach

                                    EXHIBIT 2

                      AGREEMENT TO FILE JOINT SCHEDULE 13D

            Pursuant to Regulation Section 240.13d-1(k)(1) promulgated under the
Securities  Exchange  Act of 1934,  the  undersigned  hereby agree that only one
statement   containing  the  information  required  on  Schedule  13D,  and  any amendments thereto,  need be filed with respect to beneficial  ownership by each of the undersigned of common stock of Autobytel,  Inc., and that such statement, and any amendments thereto, shall be filed on behalf of each of them.

            This Agreement may be executed in any number of  counterparts,  each of which shall be deemed an original.

As of July 17, 2002
                                                By: /s/Matthew Feshbach
                                                    ---------------------------
                                                    Name:  Matthew Feshbach
                                                    Title: Managing Member

                                                /s/Matthew Feshbach
                                                -------------------------------
                                                Matthew Feshbach